Exhibit 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS

in $(000's)	Years ended October 31,

Description	2004	2003	2002	2001	2000

Earnings (loss):
Pre-tax income from continuing operations	$(87,289)	$(67,414)	$(48,833)	$(15,438)	$(4,459)
Adjustments:
Minority interest in income of subsidiaries	-	-	-	-	11
Interest expense incurred	137	128	160	116	141
Estimate of interest within rental expense	143	159	175	190	-
Amortization of previously capitalized interest	13	13	13	13	13

Earnings (loss) as adjusted	$(86,996)	$(67,114)	$(48,485)	$(15,119)	$(4,294)

Fixed charges:
Interest expense incurred	$137	$128	$160	$116	$141
Estimate of interest within rental expense	143	159	175	190	-
Less: interest capitalized in the period	-	-	-	-	-
Preferred dividends	947	-	-	-	-
Total fixed charges	$1,227	$287	$335	$306	$141

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Coverage deficiency	$(88,223)	$(67,401)	$(48,820)	$(15,425)	$(4,435)